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                                                                      Exhibit 99

[LOGO PARADIGM GEOPHYSICAL]


CONTACTS:
BRIAN W. BERMAN, CFO                         STEVEN CURTIS, RUDER FINN
Phone: +972-9-970-9339                       Phone: +1-212-593-6319
Fax: +972-9-955-3016                         Email: curtiss@ruderfinn.com
Email: brian@paradigmgeo.com

    PARADIGM GEOPHYSICAL ANNOUNCES ACQUISITION OF PETROLEUM TECHNOLOGY MINCOM

HERZLIA, ISRAEL, March 31, 1999 - Paradigm Geophysical Ltd. (NASDAQ: PGEOF) today announced that it has reached a definitive agreement to acquire the Petroleum Technology division of Mincom Limited ("PTM") for approximately US$9 million in cash.

PTM's flagship product, Geolog, is a complete suite of well information software tools for log analysis and petrophysics. Widely used throughout the exploration and production industry, Geolog has a long history of development and refinement through user cooperation and input.

Commenting on the transaction, Eldad Weiss, Paradigm's President and CEO, said, "PTM's log analysis expertise fits Paradigm's vision to provide the oil and gas industry with a full range of solutions from field tapes to reservoir characterization. Geolog complements our current product offerings to geologists, including GeoSec for geological analysis and SolidGeo for mapping and modeling, and allows us to target the growing reservoir management market with the complete software suite the industry demands."

He added, "PTM's large installed-base also represents a unique opportunity for Paradigm to expand its market share."

PTM's sales for the six months period ended December 31st, 1998 totaled $3.75 million. Earnings before financial expense and taxation for the same period amounted to $1.2 million. PTM has offices in Brisbane, Houston, Calgary, London and Aberdeen.



On January 27, 1999 Paradigm announced record results for 1998 with revenues of $45.5 million, and net profits of $4.5 million.


Paradigm Geophysical Ltd. develops, markets and supports seismic data analysis software solutions and provides seismic data processing and interpretation services to companies engaged in oil and natural gas exploration and production. Paradigm Geophysical serves this industry with offices and geophysical data analysis services centers in the United States, the United Kingdom, Canada, China, Australia, Indonesia, Argentina, Venezuela, and Russia.

Paradigm on the web: www.paradigmgeo.com
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"Paradigm Geophysical(R) " is the registered trademark of Paradigm Geophysical
Ltd.

This news release may contain certain forward-looking statements relating to the future performance of Paradigm Geophysical Ltd. Such statements are subject to certain factors which may cause Paradigm's plans to differ or results to vary from those expected including the risks associated with the impact of competitive products and pricing, increased investment to support product introductions, market acceptance of products, product transitions by the company and its competitors, currency fluctuations, changes in product sales mix, and a variety of risks described in the company's filings with the U.S. Securities and Exchange Commission. Paradigm undertakes no obligation to publicity release results of any of these forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unexpected results.